Exhibit 19.1

ENVVENO MEDICAL CORPORATION

INSIDER TRADING POLICY

enVVeno Medical Corporation, a Delaware corporation (the “Company”), is committed to the highest standards of ethical business conduct. This Insider Trading Policy (this “Policy”) has been adopted by the Board of Directors of the Company to provide for the standards of the Company on trading and causing the trading of the Company’s securities or securities of other publicly-traded companies while in possession of confidential information.

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses “material non-public information” obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips of information and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non- public.” These terms are defined in this Policy under Part I, Section 3 below. The prohibitions would apply to any director, officer or employee of the Company who buys or sells securities of the Company on the basis of material non-public information that he or she obtained about the Company, its customers, suppliers, or other companies with which the Company has contractual relationships or may be negotiating transactions.

PART I.

1.	Applicability

This Policy applies to all transactions in the Company’s securities, including common stock, stock options, restricted stock units and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.

Part I of this Policy applies to all directors, officers and employees of the Company and its wholly- owned subsidiaries, as applicable.

2.	General Policy: No Trading or Causing Trading While in Possession of “Material Non-public Information”

(a) No director, officer or employee of the Company may purchase or sell any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company. The terms “material” and “non-public” are defined in Part I, Section 3(a) and (b) below.

(b) No director, officer or employee of the Company who knows of any material non-public information about the Company may communicate that information to any other person, including family and friends, except when such communication is part of their regular duties and is needed to further the business of the Company.

(c) In addition, no director, officer or employee of the Company may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material non- public information about that company that was obtained in the course of his or her involvement with the Company. No director, officer or employee of the Company who knows of any such material non-public information may communicate that information to any other person, including family and friends, except when such communication is part of their regular duties and is needed to further the business of the Company.

(d) For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the Compliance Officer (which is defined in Part I, Section 3(c) below).

(e) All Covered Persons must “pre-clear” all trading in securities of the Company in accordance with the procedures set forth in Part II, Section 3 below.

3.	Definitions

(a) Materiality. Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

(i)	significant changes in the Company’s prospects;

(ii)	significant write-downs in assets or increases in reserves;

(iii)	developments regarding significant litigation or government agency investigations;

(iv)	liquidity problems;

(v)	changes in earnings estimates or unusual gains or losses in major operations;

(vi)	major changes in Company management;

(vii)	changes in dividends;

(viii)	extraordinary borrowings;

(ix)	award or loss of a significant contract;

(x)	restatements of previously issued financial results;

(xi)	proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;

(xii)	public or private offerings of debt or equity securities of the Company; and

(xiii)	pending reports (including analyst reports) containing any of the foregoing or similar information.

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Material information is not limited to the foregoing examples, nor is it limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new business line, the point at which negotiations or business line development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on the Company’s operations or the market price of the Company’s securities should it occur. Thus, information concerning an event that would have a large effect on the price of the Company’s common stock, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, presume it is material. If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such or to trade in or recommend securities to which that information relates.

(b) Non-public Information. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a relatively small number of persons does not make it “public” for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors and the public generally, and sufficient time must have elapsed to permit the investors to absorb and evaluate the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Non-public information may include:

(i)	information available to a select group of analysts or brokers or institutional investors;

(ii)	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii)	information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two or three days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is “non-public” and treat it as confidential.

(c) Compliance Officer. The Company has appointed the Company’s Chief Financial Officer, Craig Glynn, as the Compliance Officer for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:

(i)	coordinating implementation of this Policy;

(ii)	circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

(iii)	pre-clearing all trading in securities of the Company by Covered Persons with the Company’s Chief Executive Officer, Robert A. Berman, in accordance with the procedures set forth in Part II, Section 3 below; and

(iv)	providing approval of any transactions under Part II, Section 4 below.

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4.	Violations of Insider Trading Laws

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a) Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the U.S. Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek a minimum of $1 million from a company and/or management and supervisory personnel as control persons.

(b) Company Imposed Penalties. Officers and employees of the Company who violate this Policy may be subject to disciplinary action by the Company, including termination of employment for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

Adopted: November 27, 2018

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ENVVENO MEDICAL CORPORATION

INSIDER TRADING POLICY

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the enVVeno Medical Corporation Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of non-public information.

(Signature)

(Please print name)

Date:________________________

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